SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2004 AUG 26 A 9:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

24 August 2004

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

04036506

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 23 August 2004 as published in the South China Morning Post in Hong Kong on 24 August 2004 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
AUG 27 2004
THOMSON
FINANCIAL

Irene Ko
Company Secretary

Encl

c.c. Clifford Chance
- Mr. Jonathan Zonis

J P Morgan
- Ms. Tintin Subagyo

Exemption File No. 82-5006

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司*
website: http://www.ir.shangri-la.com
(Stock Code: 00069)

ANNOUNCEMENT OF UNAUDITED FINANCIAL RESULTS BY SUBSIDIARY
SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA

THIS IS NOT THE ANNOUNCEMENT OF THE FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE SECOND QUARTER AND FOR THE SIX MONTHS ENDED 30 JUNE 2004. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF THE RULE 13.09(2) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH UNAUDITED FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN MALAYSIA ON 23 AUGUST 2004 PURSUANT TO CHAPTER 9 OF THE LISTING REQUIREMENTS OF BURSA MALAYSIA SECURITIES BERHAD.

SA WILL SEPARATELY ANNOUNCE ITS OWN INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2004 IN DUE COURSE.

SUMMARY

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA ("SHMB"), a 54.37% subsidiary of SA as at 30 June 2004 (the interest of SA in SHMB as at the date of this announcement is 53.69%) and a company listed on Bursa Malaysia Securities Berhad, has announced its unaudited financial results for the second quarter and for the six months ended 30 June 2004 in Malaysia on 23 August 2004. The unaudited financial statements of SHMB have been prepared in compliance with applicable approved accounting standards in Malaysia. The unaudited Condensed Consolidated Income Statement of SHMB and declaration of an interim dividend by the Board of Directors of SHMB are provided below.

SHMB, a subsidiary of SA listed on Bursa Malaysia Securities Berhad and in which SA has a 54.37% interest as at 30 June 2004 (the interest of SA in SHMB as at the date of this announcement is 53.69%), has announced its unaudited financial results for the second quarter and for the six months ended 30 June 2004 in Malaysia on 23 August 2004. The unaudited Condensed Consolidated Income Statement of SHMB and declaration of an interim dividend by the Board of Directors of SHMB are provided below:

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA
UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE SECOND QUARTER AND FOR THE SIX MONTHS ENDED 30 JUNE 2004

	Three Months Ended		Six Months Ended	
	30.6.2004 *RM'000*	**30.6.2003** *RM'000*	**30.6.2004** *RM'000*	**30.6.2003** *RM'000*
Revenue	**74,290**	**42,898**	**154,992**	**107,097**
Operating profit/(loss) before exceptional items	13,035	(2,061)	30,874	6,555
Exceptional items	0	0	0	0
Operating profit/(loss) after exceptional items	13,035	(2,061)	30,874	6,555
Interest expense	(1,636)	(1,708)	(3,338)	(3,456)
Interest income	36	1	73	12
Share of results of associated companies	(267)	(500)	(522)	(968)
Profit/(loss) before taxation	**11,168**	**(4,268)**	**27,087**	**2,143**
Tax expense	(3,634)	(828)	(8,521)	(3,402)
Profit/(loss) after taxation	**7,534**	**(5,096)**	**18,566**	**(1,259)**
Minority Interests	(431)	469	(1,062)	433
Net Profit/(Loss) attributable to members of Shangri-La Hotels (Malaysia) Berhad	**7,103**	**(4,627)**	**17,504**	**(826)**
Basic Earnings/(Loss) per Ordinary Share (sen)	1.61	(1.05)	3.98	(0.19)
Diluted Earnings per Ordinary Share (sen)	NA	NA	NA	NA

NA - not applicable

DIVIDEND

The Board of Directors of SHMB has declared an interim dividend of 3 sen or 3% per ordinary share less tax at 28% in respect of the financial year ending 31 December 2004 (2003 interim dividend: 3 sen or 3% per ordinary share less tax at 28%) to be paid to the shareholders of SHMB on Wednesday, 17 November 2004.

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE UNAUDITED FINANCIAL RESULTS INCLUDING DIVIDEND DECLARED PERTAIN ONLY TO SHMB, A 54.37% SUBSIDIARY OF SA AS AT 30 JUNE 2004, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS SHARE (I.E. 54.37% AS AT 30 JUNE 2004) IN THE FINANCIAL RESULTS OF SHMB FOR THE SIX MONTHS ENDED 30 JUNE 2004 IN ITS INTERIM RESULTS FOR THE PERIOD ENDED 30 JUNE 2004 AFTER ADJUSTMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 23 August 2004

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Ye Longfei, Mr. Giovanni Angelini, Mr. Lui Man Shing and Mr. Ng Si Fong, Alan as Executive